UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ARYx Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

043387109

(CUSIP Number)

Louis S. Citron, Esq.
New Enterprise Associates
1954 Greenspring Drive, Suite 600, Timonium, MD 21093
(410) 842-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 043387109	Schedule 13D/A	Page 2 of 9 pages

Item 1.              Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Common Stock”) of ARYx Therapeutics, Inc. (the “Issuer”) having its principal executive office at 6300 Dumbarton Circle, Fremont, California 94555.

Item 2.              Identity and Background.

This statement is being filed by Growth Equity Opportunities Fund, LLC (“GEO”), New Enterprise Associates 12, Limited Partnership (“NEA 12”), which is the sole member of GEO, NEA Partners 12, Limited Partnership (“NEA Partners 12”), which is the general partner of NEA 12, NEA 12 GP, LLC (“NEA 12 GP”), which is the general partner of NEA Partners 12, and Michael James Barrett (“Barrett”), Peter J. Barris (“Barris”), Forest Baskett (“Baskett”), Ryan D. Drant (“Drant”), Patrick J. Kerins (“Kerins”), Krishna S. Kolluri (“Kolluri”), C. Richard Kramlich (“Kramlich”), Charles W. Newhall III (“Newhall”), Mark W. Perry (“Perry”), and Scott D. Sandell (“Sandell”), (collectively, the “Managers”).  The Managers are the individual managers of NEA 12 GP.  GEO, NEA 12, NEA Partners 12, NEA 12 GP and the Managers are sometimes referred to collectively herein as the “Reporting Persons.”

The address of the principal business office of GEO, NEA 12, NEA Partners 12, NEA 12 GP, and Newhall is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of Baskett, Kolluri, Kramlich, Perry and Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.  The address of the principal business office of Barrett, Barris, Drant and Kerins is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.

The principal business of GEO and NEA 12 is to invest in growth-oriented businesses.  The principal business of NEA Partners 12 is to act as the general partner of NEA 12.  The principal business of NEA 12 GP is to act as the general partner of NEA Partners 12.  The principal business of each of the Managers is to act as managers of NEA 12 GP and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of NEA 12 and NEA Partners 12 is a limited partnership organized under the laws of the State of Delaware.  Each of GEO and NEA 12 GP is a limited liability company organized under the laws of the State of Delaware.  Each of the Managers is a United States citizen.

Item 3.              Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.              Purpose of Transaction.

Not applicable.

CUSIP NO. 043387109	Schedule 13D/A	Page 3 of 9 pages

Item 5.              Interest in Securities of the Issuer.

Each of the Reporting Persons, Eugene A. Trainor III and Charles M. Linehan has ceased to beneficially own more than five percent of the Common Stock of the Issuer.

Item 6.              Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.              Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding Schedule 13D filings.

CUSIP NO. 043387109	Schedule 13D/A	Page 4 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       March 21, 2011

GROWTH EQUITY OPPORTUNITIES FUND, LLC

By:          NEW ENTERPRISE ASSOCIATES 12,  LIMITED PARTNERSHIP
Sole Member

By:	NEA PARTNERS 12, LIMITED PARTNERSHIP
General Partner

By:	NEA 12 GP, LLC
General Partner

By:                    *
Charles W. Newhall III
Manager

NEW ENTERPRISE ASSOCIATES 12, LIMITED PARTNERSHIP

By:	NEA PARTNERS 12, LIMITED PARTNERSHIP
General Partner

By:	NEA 12 GP, LLC
General Partner

By:                    *
Charles W. Newhall III
Manager

NEA PARTNERS 12, LIMITED PARTNERSHIP

By:	NEA 12 GP, LLC
General Partner

By:                    *
Charles W. Newhall III
Manager

NEA 12 GP, LLC

By:                    *
Charles W. Newhall III
Manager

CUSIP NO. 043387109	Schedule 13D/A	Page 5 of 9 pages

*
Michael James Barrett

*
Peter J. Barris

*
Forest Baskett

*
Ryan D. Drant

*
Patrick J. Kerins

*
Krishna S. Kolluri

*
C. Richard Kramlich

*
Charles W. Newhall III

*
Mark W. Perry

*
Scott D. Sandell

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Amendment No. 1 to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP NO. 043387109	Schedule 13D/A	Page 6 of 9 pages

EXHIBIT 1
AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of ARYx Therapeutics, Inc.

EXECUTED this 21st day of March, 2011

GROWTH EQUITY OPPORTUNITIES FUND, LLC

By:          NEW ENTERPRISE ASSOCIATES 12,  LIMITED PARTNERSHIP
Sole Member

By:	NEA PARTNERS 12, LIMITED PARTNERSHIP
General Partner

By:	NEA 12 GP, LLC
General Partner

By:                    *
Charles W. Newhall III
Manager

NEW ENTERPRISE ASSOCIATES 12, LIMITED PARTNERSHIP

By:	NEA PARTNERS 12, LIMITED PARTNERSHIP
General Partner

By:	NEA 12 GP, LLC
General Partner

By:                    *
Charles W. Newhall III
Manager

NEA PARTNERS 12, LIMITED PARTNERSHIP

By:	NEA 12 GP, LLC
General Partner

By:                    *
Charles W. Newhall III
Manager

NEA 12 GP, LLC

By:                    *
Charles W. Newhall III
Manager

CUSIP NO. 043387109	Schedule 13D/A	Page 7of 9 pages

*
Michael James Barrett

*
Peter J. Barris

*
Forest Baskett

*
Ryan D. Drant

*
Patrick J. Kerins

*
Krishna S. Kolluri

*
C. Richard Kramlich

*
Charles W. Newhall III

*
Mark W. Perry

*
Scott D. Sandell

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Agreement relating to Amendment No. 1 to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP NO. 043387109	Schedule 13D/A	Page 8 of 9 pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Charles W. Newhall III, Louis S. Citron, Eugene A. Trainor III, Timothy Schaller and Shawn Conway, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 4th day of May, 2009.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

CUSIP NO. 043387109	Schedule 13D/A	Page 9 of 9 pages

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Suzanne King
Suzanne King

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Charles M. Linehan
Charles M. Linehan

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Mark W. Perry
Mark W. Perry

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Eugene A. Trainor III
Eugene A. Trainor III

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Harry Weller
Harry Weller